UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SUNPOWER CORPORATION
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 867652 406
(CUSIP Number) Global Infrastructure Management, LLC Attention: Julie Ashworth 1345 Avenue of the Americas, 30th Floor, New York, New York 10105 (212) 315-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Global Infrastructure Investors III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person OO

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1.	Names of Reporting Persons GIP III Sol Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person OO

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1.	Names of Reporting Persons GIP III Sol Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person PN

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1.	Names of Reporting Persons Global Infrastructure GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person PN

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share of SunPower Corporation, a Delaware corporation (the “Issuer”) whose principal executive offices are located at 51 Rio Robles, San Jose, California 95134.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons” or “GIP”):

Global Infrastructure Investors III, LLC (“Global Investors”),

GIP III Sol Acquisition, LLC (“GIP Sol”),

GIP III Sol Holdings, L.P. (“Sol Holdings”) and

Global Infrastructure GP III, L.P. (“Global GP”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of the Reporting Persons is investing in securities, including of the Issuer.

Information with respect to the directors and officers of Global Investors and GIP Sol (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

GIP Sol has agreed to acquire from TotalEnergies Solar Intl SAS and TotalEnergies Gaz & Electricité Holdings France SAS (together, the “Sellers”) 50% less one unit of a newly formed Delaware limited liability company, Sol Holding, LLC (“HoldCo”), as partial consideration for the sale by GIP III Zephyr Midco Holdings, LLC to TotalEnergies Renewables USA, LLC (“TotalEnergies Renewables”) of 50% of the equity interests in Zephyr Holdings, L.P., which in turn owns all of the equity interests in GIP III Zephyr Acquisition Partners, L.P. and Clearway Energy Group (each of which indirectly or directly beneficially owns shares of Class A Common Stock and Class C Common Stock of Clearway Energy, Inc.). The pending acquisition of the HoldCo units described above is referred to herein as the “Transaction.”

Item 4.	Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Following the satisfaction of certain material contingencies to the closing of the Transaction, by virtue the respective governance rights that Sellers and GIP Sol will have over HoldCo, both the Sellers or their affiliates, as the case may be, and GIP Sol, may be deemed to share beneficial ownership of all of the shares of Common Stock that are now owned by the Sellers. Following the closing of the Transaction, Sellers and GIP Sol will also each have certain other governance rights related to HoldCo, including without limitation with respect to the exercise of director nomination rights held by the Reporting Persons with respect to the board of the directors of the Issuer, as further described in Item 6 herein.

General

The Reporting Persons will acquire their indirect interest in the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. In addition the Reporting Persons may take actions based on decisions by the Sellers with respect to its investment in the Issuer and HoldCo.

The Reporting Persons may directly or indirectly acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) — (b)

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned assumes that there are a total of 174,092,855 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

The shares of Common Stock reported herein are held directly by HoldCo, in which GIP Sol will own 50% less one unit of equity interests. The sole member of GIP Sol is Sol Holdings. The general partner of Sol Holdings is Global GP. The general partner of Global GP is Global Investors. The remaining 50% plus one unit in HoldCo, will, at the time of the closing of the Transaction, be directly owned by TotalEnergies Renewables USA, LLC, an affiliate of the Sellers. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.

Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Tufan Erginbilgic, Matthew Harris, Michael McGhee, Rajaram Rao, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

None of the Related Persons beneficially owns any shares of Common Stock.

(c)	Except as otherwise described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

In connection with the completion of the Transaction, TotalEnergies Renewables, GIP Sol and HoldCo will enter into a Letter Agreement (the “Letter Agreement”) concerning certain governance rights with respect to HoldCo and the shares of Common Stock held directly by HoldCo. Specifically, TotalEnergies Renewables and GIP Sol will agree to, among other things, take all actions necessary to cause HoldCo to designate and elect to the Issuer’s Board of Directors such individuals as the HoldCo is entitled to appoint pursuant to the Affiliation Agreement (as defined therein); provided, however, that for so long as HoldCo is entitled to appoint at least five (5) directors to the Issuer’s Board of Directors, GIP Sol shall have the right to appoint two (2) of such five (5) directors.

The Letter Agreement will also contain certain provisions on voting and on the transfer of HoldCo LLC interests (“Units”) and shares of Common Stock. These provisions include: (x) a prohibition on transfer of Units for (i) one year after the closing of the Transaction or (ii) in a manner that violates the transfer restrictions contained in the Affiliation Agreement; (y) certain rights of first offer and tag-along rights in the event of any proposed transfer of any Units; and (z) provisions governing any potential take private of the Issuer or similar transaction.

General

The information in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1.	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2022

GLOBAL INFRASTRUCTURE GP III, L.P. By: Global Infrastructure Investors III, LLC, its general partner:

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GIP III SOL ACQUISITION, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	President

GIP III SOL HOLDINGS, L.P. By: Global Infrastructure GP III, L.P., its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

Schedule A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and GIP III Sol Acquisition, LLC are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Deepak Agrawal	Partner of Global Infrastructure Partners
Julie Ashworth	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Lucy Chadwick	Partner of Global Infrastructure Partners	United Kingdom
Tufan Erginbilgic	Partner of Global Infrastructure Partners	United Kingdom
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Tom Horton	Partner of Global Infrastructure Partners	United States
Philip Iley	Partner of Global Infrastructure Partners	United Kingdom
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Michael O’Sullivan	Partner of Global Infrastructure Partners	United Kingdom
Andrew Paulson	Partner of Global Infrastructure Partners	United Kingdom
Rajaram Rao	President, Chief Operating Officers and Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Scott Telesz	Partner of Global Infrastructure Partners	United States

Gregg Myers	Chief Financial Officer of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

GIP III SOL ACQUISITION, LLC

Name	Present Principal Occupation or Employment	Citizenship
Julie Ashworth	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Gregg Myers	Chief Financial Officer of Global Infrastructure Partners	United States